UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            L&L INTERNATIONAL HOLDINGS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   0001137083
                                 (CUSIP Number)


                                November 10, 2009
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_X_/     Rule 13d-1(b)
     /___/     Rule 13d-1(c)
     /___/     Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.
0001137083
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1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only) T Squared
         Investments LLC
         26-0147159
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]

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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization
         United States
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     Number  of  Shares     5)     Sole  Voting Power            1,189,549
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power      1,524,500
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power
--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

         1,524,500
--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]


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11)     Percent  of  Class  Represented  by  Amount  in  Item  9

         6.40%
--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)

         IA
--------------------------------------------------------------------------------

ITEM  1.

(A)    NAME  OF  ISSUER
         L & L International Holdings, Inc.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE 130 Andover Park East, Suite 101
         Seattle, WA 98188

ITEM  2.

(A)    NAME  OF  PERSONS  FILING
         T Squared Investments LLC

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 1325 Sixth Ave., Floor 27
         New York, NY 10019


(C)    CITIZENSHIP
         United States

(D)    TITLE  OF  CLASS  OF  SECURITIES
         See Cover Page

(E)    CUSIP  NUMBER
         See Cover Page



ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  _X_ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM  4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount  beneficially  owned:
           See Number 9, on page 2

     (b)   Percent of class:
           See Number 11 on page 2

     (c)   Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: See Number 5 on page 2.

     (ii)  Shared power to vote or to direct the vote: See Number 6 on page 2.

     (iii) Sole power to dispose or to direct the disposition of: See Number 7 on page 2.

     (iv) Shared power to dispose or to direct the disposition of: See Number 8 on page 2.

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          Not applicable

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          Not applicable

ITEM  10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     11/18/2009




                                   By:  /s/  Thomas Sauve
                                        ----------------------------
                                        Name:  Thomas Sauve
                                        Title: Managing Member